Filed by Inergy, L.P.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-33631

The following is a transcript of a conference call between Inergy, L.P and certain analysts dated as of May 7, 2013 / 3:00 PM GMT

Event ID: 5069657

Culture: en-US

Event Name: Q2 2013 Inergy, L.P. Earnings Conference Call

Event Date: 2013-05-07T15:00:00 UTC

P: Operator;;

C: Michael Campbell; Inergy, L.P.; SVP & CFO

C: John Sherman; Inergy, L.P.; Chairman & CEO

P: Brett Reilly; Credit Suisse; Analyst

C: Bill Gautreaux; Inergy, L.P.; President, Inergy Services

P: Jim Peel;; Analyst

C: Ron Happach; Inergy, L.P.; SVP, Midstream Operations

+++ presentation

Operator: Ladies and gentlemen, thank you for standing by, and welcome to the Inergy and Inergy Midstream second-quarter earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. (Operator Instructions).

Thank you. I will now turn the conference over to Mr. Michael Campbell. Please go ahead.

Michael Campbell: Thank you, Crystal, good morning, everyone. Thank you for joining us this morning for the fiscal 2013 second-quarter earnings conference call for Inergy and Inergy Midstream. I trust that you’ve had a chance to review our earnings release this morning, and I also trust that you’ve had the chance to see the exciting announcement that we made yesterday regarding the definitive agreement signed between Inergy and Crestwood to merge and create a combined $7 billion master-limited partnership.

Our comments today may be limited on that transaction pending the forthcoming proxy filings that will be filed later in the month.

With me on the call today are John Sherman, our Chairman and CEO; Brooks Sherman, the President of Inergy; Bill Gautreaux, President of Inergy Services; Ron Happach, the Senior Vice President of our Natural Gas Midstream Operations; and Will Moore, Vice President of Corporate Development.

The format of our call today will follow that of previous quarters. I will read our forward-looking statement. I’ll turn the call over to John for his overview of the quarter and our business outlook. I will then walk through the second-quarter and year-to-date financial results of NRGM and NRGY, and after that, we will open up the call to Q&A.

In our discussion today, we may communicate certain forward-looking information. Various risk factors, including weather and economic conditions, regulatory proceedings and commodity prices among others may cause actual results to differ materially from any projections or estimates in these forward-looking statements. We provide a detailed discussion of these risk factors and the others in our SEC filings, and we encourage you to review these filings.

So with that, John, I’ll hand the call over to you.

John Sherman: Thank you, Mike. Good morning and thank you for tuning into the call today. We want to talk to you this morning about our financial and operating performance for the quarter and six months, provide some detail on our recently underwritten expansion project at our COLT Hub operation in the Bakken, and respond to any questions that you might have for us this morning.

From a financial results perspective, first at NRGM, $42.6 million of adjusted EBITDA is in line with our budget for the operating businesses at NRGM. This is about a 42% increase over last year’s March quarter. That growth reflects the putting Marc I in service and also the first quarter of our progressive rampup at the COLT Hub crude logistics operation.

Our results at NRGM are pretty consistent across the board — in our Natural Gas Storage & Transportation business, the NGL Storage business, US Salt and Crude Logistics. We are a little short at US Salt due to some customer rotation, but that was offset by better than expected performance in our Crude Logistics business.

Speaking of the Crude business, we recently had an underwriting of an expansion project at COLT. This business has performed very well, both financially and operationally. Results are there. It’s performing well based upon its underwritten capacity of 120,000 barrels a day, and we are in the process of ramping up the cash flows of that business.

We recently underwrote and plan to invest $40 million to expand the facility in the short-term. We’ll be expanding it to 160,000 barrels a day. We are adding some loading arms, some track parallel to the BNSF mainline, more storage, and additional truck rack and the expansion of pipeline interconnect capacity.

In connection with that investment of $40 million, we expect incremental EBITDA of $13 million. It’s obviously a great return project. We would do that all day long.

We also believe we’re being conservative in that we are only assuming — although we are expanding the operation 140,000 barrels a day — 160,000 barrels, I am sorry — we are only assuming that it would operate at about 140,000 barrels a day, and we certainly believe we will do better than that.

We expect completion by February 2014, and that would — as of — there will be some ramp to that. But by February of 2014, I would expect a run rate of $13 million of EBITDA, getting our Crude Logistics business at a run rate in the low 70s on an annual basis.

Moving to NRGY, consolidated adjusted EBITDA of $61.2 million for the quarter. If you adjust that to exclude the propane business from last year’s March quarter, that’s also about a 42% increase over last year on a consolidated basis.

As for the operating businesses in NRGY, our NGL business is expanding rapidly and performing very well, while our Texas natural gas storage business continues to face a challenging environment.

The Copano connector is on track for service in the summer months for trace, which should be helpful to that performance.

Before I turn this back to Mike, just a couple of comments. My perspective on overall performance for the Company, I would tell you that I expect the current trends that you’ve seen so far this year to continue. The Northeast platform is performing as expected and well, as usual, including the integrated storage and transportation platform and our Salt business. Our Texas storage business is still confronting a challenging environment, but I think you can continue to see that being offset by better than expected performance from our NGL business and our Crude Logistics business. I expect those trends to continue as we move forward in the year.

Yesterday obviously we got some investors inquiring about our pending merger with Crestwood and a lot of questions about expected growth at NRGM giving effect to the — this transaction. As Mike said, there will be a proxy out in the short-term. I believe that our documents, the agreements will be filed with the SEC in the next 24 to 48 hours, which both those things will allow us to talk about more.

But I would just reiterate that we’ve communicated to the market that we expect to grow NRGM’s distribution at a rate of 6% to 10% for the next couple of years, and that included the drop downs of our operating businesses at NRGY.

With the merger as Mike said yesterday, we are deferring the drop-downs in combination with Crestwood, but we are very excited about this pending merger and look forward to talking more about it when we can.

With that, I’ll turn it back to Mike for a run through the numbers and will look forward to the Q&A. Thank you.

Michael Campbell: Thanks, John. This is a joint earnings conference call, so I’m going to start this morning with the quarterly results for NRGM and follow that with the results for NRGY.

At NRGM, total revenues for the second quarter were $63.8 million, an approximate 36% increase over the $46.9 million earned in last year’s quarter. The increase in revenue was driven by the acquisition of the COLT Hub and an increase in firm transportation revenues from placing the Marc I pipeline in service in December of 2012.

The NRGM service-related costs of $12.8 million were up approximately $1.8 million from the $11 million reported in the same period last year, the increase here primarily the result of the COLT acquisition.

At NRGM, our cash operating administrative expenses after adjusting for the items we adjust in the reconciliation from EBITDA to adjusted EBITDA amounted to $8.4 million in this year’s quarter, an increase of $2.5 million versus last year’s quarter, driven primarily by an increase in professional services costs and higher personnel and insurance costs. Adjusted EBITDA came in, as John pointed out, at $42.6 million in this year’s quarter, up from $30 million in last year’s period and in line with our expectations.

Working from adjusted EBITDA to net income, we subtracted depreciation and amortization of about $25.9 million, $8.6 million of interest expense, $3.4 million of long-term incentive and equity comp, $1.2 million in certain costs reported in the operating expense of NRGM, and reimbursed in cash by NRGY, and $300,000 of transaction costs to arrive at net income for the quarter of $3.2 million.

Working down to DCF, starting with the adjusted EBITDA of $42.6 million, we subtracted the cash interest of $8 million and approximately $1.9 million of maintenance CapEx to arrive at DCF of $32.7 million. That’s up from $26.4 million in last year’s quarter.

As discussed on previous calls, for comparison purposes, we have adjusted the DCF generated in the first quarter of last year from US Salt as that DCF was not available to distribute by NRGM until May of 2012.

Moving onto the year-to-date results for NRGM — and I promise not to drag you through every line of the press release — we reported adjusted EBITDA of $75.6 million for the six months ended March 31 versus the $60.5 million in the prior year with the increase year-over-year once again driven primarily by placing our Marc I pipeline in service and the COLT acquisition offset by slightly higher operating expenses.

Just quickly looking at the balance sheet, we have approximately $712 million of total debt outstanding at March 31 with approximately $212 million of that drawn under our $600 million revolving credit facility. The current balance under that revolver is approximately $198 million, and NRGM’s balance sheet continues to be very strong with a debt to EBITDA ratio at March 31 calculated per our bank credit facility of approximately 3.8 times.

Now moving on to NRGY for a review of its quarterly numbers. My review of the results for NRGY will focus on the adjusted EBITDA performance in the quarter and prior year. With the retail propane operations divestiture in August of last year, I will be excluding those results from the prior year, and those results amounted to approximately $78.8 million of adjusted EBITDA attributable to the retail propane operations contributed to Suburban on July 31 of 2012.

NRGY reported consolidated adjusted EBITDA of $61.2 million in the quarter ended March 31 of 2013 versus approximately $43.2 million in the prior year, once again excluding the retail propane operations contribution from the prior year numbers. This represents an increase of approximately $18 million or 42%.

As a reminder, in all of our SEC reporting, NRGM and their results are consolidated within NRGY. So to arrive at the NRGY standalone operations EBITDA, we subtract the $42.6 million reported by NRGM in this year’s first quarter to arrive at approximately $18.6 million of adjusted EBITDA in the quarter for the NRGY standalone businesses compared to approximately $13.2 million last year. This increase reflects another good quarter of performance, as John pointed out year over year in our NGL supply logistics business, offset by slightly lesser adjusted EBITDA performance from our Texas natural gas storage business.

Moving onto the year-to-date results, following the same format, for the six months ended March 31 and again excluding from the prior year comparison purpose approximately $133.8 million of adjusted EBITDA attributable to the retail propane operations contributed to Suburban, NRGY reported consolidated adjusted EBITDA of $118.6 million in the six months ended March 31 of 2013 versus approximately $90.9 million in the prior year period. This represents an increase of approximately 30%. To arrive at the NRGY standalone operations, we subtract from the $118.6 million consolidated adjusted EBITDA to $75.6 million reported by NRGM in this last year’s six-month period to arrive at approximately $43 million of adjusted EBITDA in the six months for the NRGY standalone businesses. That compares to approximately $30.4 million last year. Once again, the increase driven by the performance in our NGL supply logistics business offset by slightly lesser adjusted EBITDA in our Texas gas storage operations.

On the balance sheet at NRGY, at March 31 on a standalone basis, the debt outstanding was approximately $291 million, once again excluding the debt of NRGM, and the $291 million of total debt on a standalone basis at NRGY includes approximately [$278 million] drawn on our $550 million revolving credit facility and approximately $14.4 million of other debt.

Here at NRGY, on a standalone basis, that balance sheet remains very strong and consistent with last quarter’s balance sheet. The debt to EBITDA ratio as we calculate per our revolving credit facility there is at about 1.7 times debt to EBITDA as once again calculated per our revolving credit facility.

That really concludes my remarks on the quarter and the year-to-date results for both NRGM and NRGY. So I think with that, Crystal, we are happy to open up the lines to Q&A.

+++ q-and-a

Operator: (Operator Instructions). Brett Reilly, Credit Suisse.

Brett Reilly: Could you guys add a little bit more color on the COLT expansion related to customers underwriting that project, as well as maybe length of contracts?

Bill Gautreaux: This is Bill Gautreaux. We are electing to contract only about an incremental 20,000 barrels a day of the expansion. Currently we have elected not to contract it. I mean we are in discussions with a number of counterparties. We’ve got demand that far exceeds that amount of supply, and we are trying to find kind of the optimal mix of price, tenor and counterparty quality. But we expect to have that fully contracted over the next 60 days.

The underwritten amount of the expansion is also very conservative. It’s $40 million of new capital with about $13 million of EBITDA. It’s at 3 times, but that is a very conservative amount. We would expect to meet that number or exceed it, and that will also improve our run rate in probably the second half of ‘14 from sort of a $58 million exit ‘13 number to a $71 million kind of second-half ‘14 run rate.

Brett Reilly: Got you. Any color on length of contracts there?

Bill Gautreaux: When we did the deal, the original tenor was approximately four years. As we have fully contracted the rest of the capacity and also included some additional contracts for incremental storage with existing customers as part of this expansion, we’ve actually been able to expand that tenor to over four years. And, you know, that is our objective as we look at contracting this incremental expansion. But, as I said, we have not completed that yet, so I can’t tell you what those will be.

Brett Reilly: Got you. That’s very hopeful. And maybe on the NGL supply and logistics business, could you help us understand sustainability of that year-over-year growth rate that you’re seeing in the business today, if you expect that to continue over 2013 and 2014?

Bill Gautreaux: I think that the business is performing very solidly right now. There are robust supply growth opportunities, transportation and storage opportunities kind of throughout the space that we’re in. So we feel very good about sustainability.

We’ve got visibility to incremental supply growth, both from kind of the rampup of some existing contracts we have with new processors in Marcellus and Utica, and also with a number of contracts that we are adding where we are actually kind of taking condensate or a real heavy mix off of JT skids in the Utica market. So I think the answer, yes, would be we feel good about that.

Brett Reilly: Okay. Thank you.

Operator: (Operator Instructions). [Jim Peel].

Jim Peel: Good morning. Thanks for taking the call. Just a couple of things. You’ll have to forgive me that some of them are about the merger. We didn’t get a chance to ask questions yesterday, so I figured we could at least try again today.

But first, John, you mentioned 6% to 10% distribution growth at NRGM, but that was before deferring the drop-downs.

John Sherman: Yes.

Jim Peel: Is the 6% to 10% still good given the merger?

John Sherman: I think the way that I’m going to have to answer that, James, is that Bob Phillips and I — there’s a proxy statement coming out in a few weeks, and I think the expected close of the first transaction is kind of mid-June. And so I would just say that — and we plan to have a more — Bob and I or Bob — a more robust outlook to give you kind of around those events.

I would just reiterate I think what I said in my opening remarks that we expect to grow NRGM on a standalone basis at 6% and 10% with drops. We are deferring the drops in the steel, but we are very excited about the potential of the merger.

Jim Peel: Okay. That’s fair enough. Now you were expecting your debt metrics to vastly improve at NRGY, essentially having the debt to EBITDA from 2.7% to 1.4% through 2016. And I’m wondering are we right to assume you’re assuming a doubling of EBITDA over the period at NRGY?

Michael Campbell: Help me understand what you’re looking at relative to —

Jim Peel: Page 13 of the presentation from yesterday, Enhanced Credit Profile.

Michael Campbell: What I would say, I would just reiterate what I said yesterday on that call. Again, we are both — both Crestwood and Inergy — investing in high return growth projects across the platform. And we would expect to appropriately finance those, and ultimately when you look at the debt metrics from closed and out into the forward years, we would expect to drive those leverage metrics down into that, call it, mid-3 times area and utilize an appropriate mix of debt and equity over the long term to finance those.

So I think overall — and, again, we’ve said this yesterday on the call — the credit aspects of this merger are very, very positive and ultimately very exciting when you think about a $7 million enterprise, and the ability to enhance your cost of capital over the long-term and utilize that enhanced cost of capital to grow the combined partnership.

So, again, I think I will defer to the proxy for further details, but overall I think the merger transaction is a very credit positive — it has very credit positive implications.

Jim Peel: Okay. You mentioned on the call yesterday you might use NRGY as a currency to do — I think I heard that — to do further transactions. I was wondering if that is the case, what is your thinking there?

John Sherman: I think — this is John, James. I think — I think really Bob Phillips was making that statement relative to the enhanced opportunity to grow when you combine these companies versus them operating independently, and I think it was just a general comment about the growth potential of the partnership and having two valuable currencies to do a variety of things.

Jim Peel: I guess last one for me, the standalone NRGY EBITDA of 18.6% for the quarter, if we think about that and then we think about what you’re expecting from the merger, what percent of the flows to NRGY do you expect, given the drop downs have been deferred? Do you expect to be related IDRs, and what percent do you think will be remaining from the assets that continue the NRGY?

John Sherman: Are you talking about with the combination, James?

Jim Peel: Assuming the combination goes through —

John Sherman: I don’t think we can answer that question directly. I would just say that I think you can tell by the first step of the transaction was the spinning of the NRGM — or one of the steps, I guess, one of the first steps was the spinning of the NRGM units that NRGY owns to its shareholders. Among other things, that’s designed to make NRGY a very valuable currency and to have a high growth profile going forward.

Jim Peel: We are very excited about being alongside you guys in a closest to pure-play NRGY as we can. So congratulations.

John Sherman: Thank you.

Operator: Brett Reilly, Credit Suisse.

Brett Reilly: Back again. Can you give us an update on the Marc I volumes during the quarter and any progress on contracting the one contract that you lost?

Ron Happach: This is Ron Happach. We’ve contracted on a short-term basis approximately $70 million of the $100 million that wasn’t contracted, and our expectation is that we will continue to get additional demand as we go forward.

Brett Reilly: And then maybe on trace, what percentage of that asset is under one- or two-year contracts at this point?

Michael Campbell: This is Mike Campbell. I think John alluded to the challenging market there that we have, and you guys have heard us talk about the recontracting that was coming up in April of this year.

We have taken the same path that we have taken in the past relative to that asset. We’ve chosen to hold back about 10 Bcf of that capacity that was coming up for renewal and expect to utilize that and earn more revenue than what the current kind of forward curve would have Ron and his customers talking about in terms of contract rates.

I think our focus is unchanged relative to ultimately earning as much revenue out of that facility as we can generate through park and loan short-term kind of interruptible hub services and focus on the return of — ultimate return of the market, and our focus would be to recontract that facility once we feel that’s a good trade.

Ron, I don’t know if you have more to add to that.

Ron Happach: I think you hit it right on.

Brett Reilly: That’s very hopeful. Thank you.

Operator: At this time, there are no questions in the queue.

Michael Campbell: We appreciate everybody’s attention this morning, and Crystal, thank you very much.

John Sherman: Thank you.

Operator: You’re welcome. This concludes today’s conference call. You may now disconnect.

Additional Information and Where to Find It

This transcript contains information about the proposed merger involving Crestwood and NRGM. In connection with the proposed merger, NRGM will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the unitholders of Crestwood. Crestwood will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD, NRGM, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by NRGM and Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com, under the heading “SEC Filings” in the “Investor Relations” tab and free copies of documents filed by NRGM with the SEC from NRGM’s website, www.inergylp.com/midstream, under the heading “SEC Filings” in the “Investor Relations” tab.

Participants in the Solicitation

Crestwood, NRGM, Inergy and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crestwood’s directors and executive officers is contained in Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding NRGM’s directors and executive officers is contained in NRGM’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Information regarding NRGY’s directors and executive officers is contained in NRGY’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward Looking Statements

The statements in this document regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of NRGM’s and Crestwood’s management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect NRGM’s or Crestwood’s financial condition, results of operations and cash flows include, without limitation, failure to satisfy closing conditions with respect to the merger; the risks that the NRGM and Crestwood businesses will not be integrated successfully or may take longer than anticipated; the possibility that expected synergies will not be realized, or will not be realized within the expected timeframe; fluctuations in oil, natural gas and NGL prices; the extent and success of drilling efforts, as well as the extent and quality of natural gas volumes produced within proximity of our assets; failure or delays by our customers in achieving expected production in their natural gas projects; competitive conditions in our industry and their impact on our ability to connect natural gas supplies to our gathering and processing assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; our ability to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control; timely receipt of necessary government approvals and permits, our ability to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact our ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to our substantial indebtedness, as well as other factors disclosed in NRGM’s and Crestwood’s filings with the U.S. Securities and Exchange Commission. You should read NRGM’s and Crestwood’s filings with the U.S. Securities and Exchange Commission, including their Annual Reports on Form 10-K for the years ended September 30, 2012 and December 31,2012, respectively, and their most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Neither NRGM nor Crestwood assumes any obligation to update these forward-looking statements.